UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Report Third Quarter 2023 Financial Results on November 9”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2023

NOVA LTD.
(Registrant)
By: /s/ Dror David
——————————————
Dror David
Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail: investors@novami.com
Nova Website Link - https://www.novami.com/

Investor Relations Contact:
Miri Segal
MS-IR LLC
Tel: +917-607-8654
E-mail: msegal@ms-ir.com

Nova to Report Third Quarter 2023 Financial Results on November 9

Conference call to be held on the same day at 8:30 a.m. Eastern Time

Rehovot, Israel, October 10, 2023 – Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing,  today announced that it expects to release its financial results for the third quarter of 2023 before the Nasdaq market opens on Thursday, November 9.

Q3 2023 Conference Call Details:

Gaby Waisman, President and Chief Executive Officer, and Dror David, Chief Financial Officer, will host a conference call to review the Company’s third quarter 2023 financial results on November 9, 2023 at 8:30 a.m. Eastern Time. To attend the conference call, please dial one of the following numbers at least five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE: 1-833-816-1427
ISRAEL TOLL-FREE: 1-80-9213284
INTERNATIONAL: 1-412-317-0519
WEBCAST LINK:  https://viavid.webcasts.com/starthere.jsp?ei=1637506&tp_key=87873d02b0

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be available via a live webcast from a link on Nova’s Investor Relations website. A replay of the conference call will be available from November 9, 2023 to November 16, 2023. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10183091

About Nova:

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova's unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova's website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic and military instability in Israel including related to the potential changes to the judicial system; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.